UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	Form 40-F	☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
Name: Kunihito Takaichi
Title: General Manager, Financial Accounting Dept.

Date:  April 1, 2026

【NEWS RELEASE】

April 1, 2026

Sumitomo Mitsui Financial Group, Inc.

Announcement of New Group Vision

TOKYO, April 1, 2026 — Sumitomo Mitsui Financial Group, Inc. (President & Group CEO: Toru Nakashima, hereinafter referred to as “SMBC Group”) today announced the establishment of our new Vision, outlining SMBC Group’s medium- to long-term aspirations.

New Vision

Globally connected. Rooted in Japan. Your most trusted partner. Key Elements for Realizing the Vision
Customer-Driven	Technology Edge	Execution Excellence	Social Value Creation

Since establishing our vision of becoming “a trusted global solution provider committed to the growth of our customers and advancement of society” in FY2020, SMBC Group has steadily expanded and enhanced its solutions to address customer needs and social issues. During the previous Medium-Term Management Plan period beginning in FY2023, SMBC Group focused on delivering growth with quality amid a favorable business environment, characterized by rising yen interest rates, increased corporate activity, and continued progress in household consumption and investment.

During this period, our core businesses delivered strong growth, driving a significant increase in earnings, supported by competitive strengths such as differentiation through our digital platforms and the offering of new services in a broad range of areas beyond traditional financial services. At the same time, we also made steady progress in strengthening our corporate infrastructure and creating social value. With our past efforts now bearing fruit, we believe we have entered a new stage of growth, from which we can aspire to even greater heights as a leader in Japan with a growing global presence.

Looking ahead, while we must remain mindful of the impact and risks arising from historic structural changes such as shifts in international order and rapid technological advancement, this is also a significant opportunity to enhance our presence in strategic areas. In Japan, momentum toward renewed growth is steadily taking hold, and we believe it is SMBC Group’s mission to make the maximum contribution.

Against this backdrop, we have revised our Vision with a view to the next decade and set out “Globally connected. Rooted in Japan. Your most trusted partner.” “Globally connected” reflects our determination to support customers by connecting cross-border business activities and capital flows, and through that role, to become a player on par with the world’s leading institutions. With “Rooted in Japan,” we express our commitment, as the financial group that contributes most meaningfully to Japan’s growth, to build a solid business foundation by fully demonstrating execution excellence in our home market, and to expand our businesses globally by leveraging that strength. In addition, building on the trust we have established over the years, we will continue to deliver new value unique to SMBC Group that goes beyond the traditional boundaries of finance, and strive to become the “most trusted partner” that exceeds expectations from our stakeholders.

Under this new Vision, SMBC Group will come together as one to take on the challenges of the next decade.

<SMBC Group’s Mission, Vision, and Values>

Furthermore, SMBC Group has launched a new three-year Medium-Term Management Plan starting this fiscal year to realize this Vision. An outline of the Plan is provided below. Details on the financial targets and business strategies under the new Plan will be announced in May.

(Reference) Outline of the new Medium-Term Management Plan

1. Direction

The new Medium-Term Management Plan, beginning in FY2026, will be a three-year period in which SMBC Group will “aim higher through bold transformation” to realize our new Vision. By capturing strong business opportunities both in Japan and overseas and accelerating the growth momentum we have built, we will work to further improve capital efficiency through the evolution of business models in strategic areas and the transformation of our business portfolio. We will also continue to elevate our corporate infrastructure, aiming to reach global top-tier standards over the medium to long term, to ensure global competitiveness for our business. With respect to social value creation, an area of focus since the previous Medium-Term Management Plan, we will further enhance our initiatives and seek to contribute to the realization of a society filled with happiness and well-being.

Moreover, recognizing that we are now in an era in which technology defines the competitiveness of financial institutions, we will make IT Transformation a major management priority. Through expanded IT investment and enhanced development capabilities, we will transform ourselves into an organization that fully leverages rapidly evolving technologies, including generative AI.

Through these efforts, we will aim, as a medium-to long-term profitability target extending beyond the period of this Plan, to achieve ROTE of around 15%, a level comparable to that of major U.S. and European financial institutions.

2. Business Strategy

In Japan, we will expand our customer base and pursue growth that surpasses our competitors by leveraging the competitive advantages of our digital platforms and executing group-wide, integrated client coverage. At the same time, in our overseas business, we will boost profitability by enhancing our presence in the capital markets through measures that include strengthening our S&T business, disciplined realization of returns on our existing investments in Asia, and a fundamental replacement of assets in our existing lending business. In addition, as cross-cutting priority areas spanning our domestic and overseas operations, we will focus on expanding efficient, low capital-intensive businesses such as asset management and transaction banking. By allocating management resources to these key strategic areas, we will pursue both earnings growth and higher ROTE.

As we transform our business portfolio, we will enhance resource allocation based on three principles: “Optimize,” “Capitalize,” and “Build Next Core”—that is, optimizing the portfolio, maximizing the impact of our initiatives, and laying the foundations for the next phase of growth. Through these efforts, we aim to build a portfolio that is well balanced in terms of profitability, growth, and stability.

3. Corporate Infrastructure

We will foster a corporate culture that values trust and a challenger mindset, while enhancing our group-based global management structure and strengthening risk controls in response to changes in our business environment and the expansion of our business areas. At the same time, we will continue to strengthen our human capital to underpin the steady execution of our growth strategy and focus on maximizing our distinctive strength in execution excellence.

4. IT Transformation

With a record-high JPY 1 trillion in IT investment over the next three years, we will undertake a fundamental modernization of our IT infrastructure such as accelerated migration to cloud-based architecture, while also reinforcing our planning and development capabilities through measures such as the expansion and enhancement of specialized talent. At the same time, to further accelerate AI adoption, we will enhance the necessary environment and expand AI education opportunities for employees, while comprehensively redesigning products and operations on an end-to-end basis and establishing AI-based business processes.

5. Social Value Creation

In addition to promoting proactive engagement by each employee, we will further elevate our social value creation efforts by strengthening our initiatives through our core business activities. For further details on the direction of our social value creation initiatives, please refer to today’s press release, “Establishment of ‘SMBC Group Statement on Social Value Creation’ and Revision of SMBC Group’s Materiality.”

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